

Farm to Coast Collective, PBC (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Farm to Coast Collective, PBC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 21, 2021
Vincenzo Mongio

Farm to Coast Collective, PBC
Statement of Financial Position

| | Year Ended December 31, | |
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,135	-
Total Current Assets	1,135	-
TOTAL ASSETS	1,135	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	311,501	-
Other Liabilities	2,194	-
Total Current Liabilities	313,695	-
TOTAL LIABILITIES	313,695	-
EQUITY		
Common Stock	60	-
Additional Paid in Capital		
Accumulated Deficit	(312,620)	-
Total Equity	(312,560)	-
TOTAL LIABILITIES AND EQUITY	1,135	-

Farm to Coast Collective, PBC
Statement of Operations

| | Year Ended December 31, | |
	2020	2019
Revenue	-	-
Cost of Sales		
Gross Profit	-	-
Operating Expenses		
Related Party Management Fees	240,000	-
General and Administrative	72,620	-
Total Operating Expenses	312,620	-
Net Income (loss)	(312,620)	-

Farm to Coast Collective, PBC
Statement of Cash Flows

| | Year Ended December 31, | |
	2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(312,620)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	311,501	-
Other Liability	2,194	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	313,695	-
Net Cash provided by (used in) Operating Activities	1,075	-
FINANCING ACTIVITIES		
Issuance of Stock	60	
Net Cash provided by (used in) Financing Activities	60	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	1,135	-
Cash at end of period	1,135	-

Farm to Coast Collective, PBC
Statement of Changes in Member Equity
Common Shares

	# Shares	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 12/31/19	-	-	-	-
Sales of Stock	-	-	-	-
Net Loss	-	-	-	-
Ending Balance 12/31/2019	-	-	-	-
Sales of Stock	6,000,000	60	-	60
Net Loss	-		(312,620)	(312,620)
Ending Balance 12/31/2020	6,000,000	60	(312,620)	(312,560)

Farm to Coast Collective, PBC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Farm to Coast Collective, PBC ("the Company") was formed in Delaware on December 16th, 2019. The Company plans to earn revenue from licensing fees from 6 food hall vendors, coworking memberships, and venue rental fees. The Company's headquarters is in Sebastopol, CA. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. During the year ended December 31st, 2020, the Company had outstanding accounts payable in the amount of $311,500.98 for services performed by an owner's company for management services including general management, bookkeeping, marketing and other necessary operating costs related to starting the business. The balance is non-interest bearing and due on demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – EQUITY

The Company has authorized 6,000,000 of preferred shares with a par value of $1 per share. 0 shares were issued and outstanding as of 2020.

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 6,000,000 shares were issued and outstanding as of 2020.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the board of directors.

Shares of Preferred Stock will be convertible into shares of Common Stock only if (a) the conversion ratio shall initially be 1:1. The conversion ratio shall be appropriately adjusted in the case of any stock split or combination or other similar event. In addition, subject to customary exceptions, the conversion ratio shall be adjusted, on a broad-based weighted average basis, if the Company issues additional securities at a purchase price less than the then-current conversion price. The Preferred Shareholders shall have no voting rights Preferred Shareholders shall receive annual non-cumulative dividends, when, as, and if declared by the Board, out of any funds and assets of the Company legally available therefor.

Following the end of each fiscal year, the Board shall determine whether it is advisable to pay a Preferred Dividend.

To the extent a Preferred Dividend is paid, it shall be calculated with reference to the Original Issue Price (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like).

For each fiscal year, the target Preferred Dividend ("Target Dividend") shall be six percent (6%) of the Original Issue Price (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like) (prorated for any partial year of ownership).

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 21, 2021, the date these financial statements were available to be issued. No events require disclosure.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.